AMERICAN AXLE & MANUFACTURING, INC.

One Dauch Drive

Detroit, MI 48211

(313) 758-2000

David E. Barnes

Vice President and General Counsel

American Axle & Manufacturing Holdings, Inc.

January 2, 2018

VIA EDGAR

Mr. Justin Dobbie
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:                           American Axle & Manufacturing, Inc.
American Axle & Manufacturing Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-222097)

Dear Mr. Dobbie:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, American Axle & Manufacturing, Inc., American Axle & Manufacturing Holdings, Inc., and their subsidiary guarantor co-registrants named in the above-referenced Registration Statement on Form S-4 (collectively, the “Company”) respectfully request that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-222097) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 2:00 p.m. Eastern Standard Time on January 4, 2018 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Lisa Jacobs of Shearman & Sterling LLP at (212) 848-7678.

[Signature Page Follows]

Very truly yours,

AMERICAN AXLE & MANUFACTURING, INC.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

By:	/s/ David E. Barnes
Name: David E. Barnes
Title: Vice President and General Counsel

AAM INTERNATIONAL HOLDINGS, INC., AUBURN HILLS MANUFACTURING, INC., OXFORD FORGE, INC., MSP INDUSTRIES CORPORATION, COLFOR MANUFACTURING, INC., ACCUGEAR, INC., ROCHESTER MANUFACTURING, LLC, METALDYNE PERFORMANCE GROUP, INC., MPG HOLDCO I INC., METALDYNE BSM, LLC, METALDYNE M&A BLUFFTON, LLC, METALDYNE POWERTRAIN COMPONENTS, INC., METALDYNE SINTERED RIDGWAY, LLC, METALDYNE SINTERFORGED PRODUCTS, LLC, PUNCHCRAFT MACHINING AND TOOLING, LLC, HHI FORMTECH, LLC, JERNBERG INDUSTRIES, LLC, IMPACT FORGE GROUP, LLC, ASP HHI HOLDINGS, INC., ASP HHI INTERMEDIATE HOLDINGS, INC., ASP HHI INTERMEDIATE HOLDINGS II, INC., ASP HHI ACQUISITION CO., INC., FORGING HOLDINGS, LLC, HEPHAESTUS HOLDINGS, LLC, HHI FORMTECH HOLDINGS, LLC, HHI FORGING, LLC, GEARING HOLDINGS, LLC, CLOYES GEAR HOLDINGS, LLC, JERNBERG HOLDINGS, LLC, IMPACT FORGE HOLDINGS, LLC, ASP MD HOLDINGS, INC., ASP MD INTERMEDIATE HOLDINGS, INC., ASP MD INTERMEDIATE HOLDINGS II, INC., MD INVESTORS CORPORATION, METALDYNE, LLC, GEAR DESIGN AND MANUFACTURING, LLC, GREDE WISCONSIN SUBSIDIARIES LLC, CLOYES GEAR AND PRODUCTS, INC., GREDE LLC, GREDE HOLDINGS LLC, ASP GREDE INTERMEDIATE HOLDINGS LLC, GSC RIII - GREDE LLC, SHOP IV SUBSIDIARY INVESTMENT (GREDE), LLC, HHI HOLDINGS, LLC, GREDE II LLC, ASP GREDE ACQUISITIONCO LLC, THE MESH COMPANY, LLC

By:	/s/ David E. Barnes
Name: David E. Barnes
Title: Vice President and General Counsel

cc: John Stickel, U.S. Securities and Exchange Commission

Lisa L. Jacobs, Shearman & Sterling LLP